UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

AlTi Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02157E 106

(CUSIP Number)

Peter Yu

CGC Sponsor LLC

Pangaea Three-B, LP

505 Fifth Avenue, 15th Floor

New York, NY 10017

(212) 461-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,799,234
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,799,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Consists of (i) 3,565,080shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of AlTi Global Inc. (the “Issuer”) held by CGC Sponsor LLC (the “Sponsor”), (ii) 5,799,234 shares of Class A Common Stock held by Pangaea Three-B, LP (“Pangaea”) and 31,475 shares of Class A Common Stock held by Pangaea Three Acquisition Holdings V, LLC (“P3A”). Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.

2.	Calculated based on 91,846,903 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2024.

1	NAMES OF REPORTING PERSONS CGC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 3,565,080
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 3,565,080
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,565,080
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Consists of (i) 3,565,080 shares of Class A Common Stock held by the Sponsor and (ii) 31,475 shares of Class A Common Stock held by P3A. The Sponsor is the sole member of P3A, and each of the Sponsor and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor and P3A, except to the extent of their respective pecuniary interests therein.

2.	Calculated based on 91,846,903 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024.

1	NAMES OF REPORTING PERSONS Pangaea Three-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 5,799,234
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 5,799,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Consists of (i) 3,565,080 shares of Class A Common Stock held by the Sponsor, (ii) 5,799,234 shares of Class A Common Stock held by Pangaea and (iii) 31,475 shares of Class A Common Stock held by P3A. Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.

2.	Calculated based on 91,846,903 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024.

SCHEDULE 13G

EXPLANATORY NOTE

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of the Reporting Persons for the purpose of updating the ownership percentages of the Reporting Persons reported in the Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2023 (as amended on May 30, 2023, and June 12, 2023).

Item 1(a).	Name of Issuer:

AlTi Global, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Madison Avenue, 26th Floor, New York, New York 10022

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	CGC Sponsor LLC

(ii)	Pangaea Three-B, LP

(iii)	Peter Yu

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 505 Fifth Avenue, 15th Floor, New York, NY 10017.

Item 2(c).	Citizenship:

CGC Sponsor LLC is a Cayman Islands limited liability company, Pangaea Three-B, LP is a Cayman Islands exempted limited partnership and Peter Yu is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e).	CUSIP Number:

02157E 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates is 5,799,234 shares, including (i) 3,565,080 shares of Class A Common Stock held by the Sponsor, (ii) 5,799,234 shares of Class A Common Stock held by Pangaea and (iii) 31,475 shares of Class A Common Stock held by P3A. Pangaea is the sole member of the Sponsor, the Sponsor is the sole member of P3A, and each of the Sponsor, Pangaea and P3A are controlled by Peter Yu. Consequently, Mr. Yu may be deemed to share voting and dispositive control over the securities held by the Sponsor, Pangaea and P3A and thus to share beneficial ownership of such securities. Mr. Yu disclaims beneficial ownership of the securities held by the Sponsor, Pangaea and P3A, except to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Common Stock beneficially owned by each of the Reporting Persons is calculated based on 91,846,903 shares of Class A Common Stock issued and outstanding as of August 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

CGC SPONSOR LLC

By:	/s/ Adam Namoury
	Name:	Adam Namoury
	Title:	Attorney-in-Fact

PANGAEA THREE-B, LP

By: Pangaea Three GP, LP
Its: General Partner

By: Pangaea Three Global GP, LLC
Its: General Partner

By:	/s/ Adam Namoury
	Name:	Adam Namoury
	Title:	Attorney-in-Fact

PETER YU

/s/ Adam Namoury
Adam Namoury, Attorney-in-Fact

Exhibit 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her, him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she, he or it knows or has reason to believe that such information is inaccurate.

Date: November 4, 2024

CGC SPONSOR LLC

By:	/s/ Adam Namoury
Name:	Adam Namoury
Title:	Attorney in Fact

PANGAEA THREE-B, LP

By: Pangaea Three GP, LP
Its: General Partner

By: Pangaea Three Global GP, LLC
Its: General Partner

By:	/s/ Adam Namoury
Name:	Adam Namoury
Title:	Attorney in Fact

PETER YU

By:	/s/ Adam Namoury
Name:	Adam Namoury
Title:	Attorney in Fact